SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G*
(Rule 13d-102)
INFORMATION TO BE INCLUDED
IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND
(d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2
(AMENDMENT NO. 1)*

MEDIAALPHA, INC.
(Name of Issuer)
Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)
58450V104
(CUSIP Number)
December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 58450V104
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF THE ABOVE PERSONS (ENTITIES ONLY)
WHITE MOUNTAINS INSURANCE GROUP, LTD. (No. 94-2708455)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
900,000

	6	SHARED VOTING POWER
16,039,998 (1)

	7	SOLE DISPOSITIVE POWER
900,000

	8	SHARED DISPOSITIVE POWER
16,039,998 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,939,998 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
39.3% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1) White Mountains Insurance Group, Ltd. (“White Mountains”) is the direct owner of 900,000 shares of Class A common stock of MediaAlpha, Inc. (the “Class A Common Stock”) and the indirect beneficial owner of the 16,039,998 shares of Class A Common Stock that are currently directly held by its wholly owned subsidiary, White Mountains Investments (Luxembourg) S.à r.l., as presented herein.

(2) The calculation assumes that there is a total of 43,109,936 shares of Class A Common Stock outstanding as of October 31, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 4, 2022.

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CUSIP No. 58450V104
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF THE ABOVE PERSONS (ENTITIES ONLY)
WHITE MOUNTAINS INVESTMENTS (LUXEMBOURG) S.À R.L. (No. 98-1050180)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Grand Duchy of Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
16,039,998 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
16,039,998 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,039,998 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
37.2% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1) White Mountains Investments (Luxembourg) S.à r.l. (“WMI Lux”) is a wholly owned indirect subsidiary of White Mountains. WMI Lux directly holds 16,039,998 shares of Class A Common Stock.

(2) The calculation assumes that there is a total of 43,109,936 shares of Class A Common Stock outstanding as of October 31, 2022, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2022.

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Item 1(a).	Name of Issuer:
MEDIAALPHA, INC.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
700 South Flower Street, Suite 640
Los Angeles, California 90017

Item 2(a).	Name of Person Filing:
See Cover Pages for each of the Reporting Persons.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

White Mountains Insurance Group, Ltd.
23 South Main Street, Suite 3B
Hanover, New Hampshire 03755

White Mountains Investments (Luxembourg) S.à r.l.
1, rue Hildegard von Bingen,
L-1282 Luxembourg
Grand Duchy of Luxembourg

Item 2(c).	Citizenship:

Reporting Person	Place of Incorporation
White Mountains Insurance Group, Ltd. White Mountains Investments (Luxembourg) S.à r.l.	Bermuda Grand Duchy of Luxembourg

Item 2(d).	Title of Class of Securities:
Class A Common Stock, $0.01 par value per share

Item 2(e).	CUSIP Number:
58450V104

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

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(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐ Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________ .

Item 4.	Ownership.

(a)	Amount beneficially owned:
See response to Item 9 on Cover Page for each of the Reporting Persons.

(b)	Percent of class:
See response to Item 11 on Cover Page for each of the Reporting Persons.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
See response to Item 5 on Cover Page for each of the Reporting Persons.

(ii)	Shared power to vote or to direct the vote:
See response to Item 6 on Cover Page for each of the Reporting Persons.

(iii)	Sole power to dispose or to direct the disposition of:
See response to Item 7 on Cover Page for each of the Reporting Persons.

(iv)	Shared power to dispose or to direct the disposition of:
See response to Item 8 on Cover Page for each of the Reporting Persons.

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Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
See Exhibit A.

WMI Lux and White Mountains (as successor to Bridge Holdings (Bermuda) Ltd.) are party to a Stockholders Agreement, dated October 27, 2020 (as supplemented and amended, the “Stockholders Agreement”), with certain other holders (the “Holders”) of Class A Common Stock, Class B common stock of the Issuer (the “Class B Common Stock”) and Class B-1 units of QL Holdings LLC (the “Class B-1 Units”). Pursuant to the terms of an Exchange Agreement, dated October 27, 2020, by and among the Issuer, QL Holdings LLC and the holders from time to time of Class B-1 Units listed on Exhibit A thereto, and the Fourth Amended and Restated Limited Liability Company Agreement of QL Holdings LLC, dated October 27, 2020, holders of Class B-1 Units, from time to time, may exchange one Class B-1 Unit, together with a corresponding share of Class B Common Stock, for one share of Class A Common Stock (or, at the Issuer’s election, cash of an equivalent value). Because of the relationship between WMI Lux and White Mountains, on the one hand, and the Holders, on the other hand, as a result of the Stockholders Agreement, the Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Act, to beneficially own the Class A Common Stock, Class B Common Stock and Class B-1 Units held in aggregate by the Holders. Each Reporting Person disclaims beneficial ownership of the Class A Common Stock, Class B Common Stock and Class B-1 Units held by the Holders.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

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SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 10, 2023

WHITE MOUNTAINS INSURANCE GROUP, LTD.

By:	/s/ Michaela J. Hildreth
Name: Michaela J. Hildreth
Title: Managing Director & Chief Accounting Officer

WHITE MOUNTAINS INVESTMENTS (LUXEMBOURG) S.À R.L.

By:	/s/ Manfred Schneider
Name: Manfred Schneider
Title: Manager

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Schedule 13G

Exhibit A
Members of the Filing Group

Parent Holding Company
White Mountains Insurance Group, Ltd.

Subsidiaries of White Mountains Insurance Group, Ltd.
White Mountains Investments (Luxembourg) S.à r.l. (Holding Company)

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